

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2023

Ajay Kataria
Chief Financial Officer
Utz Brands, Inc.
900 High Street
Hanover, PA 17331

Re: Utz Brands, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2022
Form 8-K furnished November 10, 2022
File No. 001-38686

Dear Ajay Kataria:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing